October 23, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Christopher Durham, Staff Attorney

Re:                             Merchants Bancorp

Registration Statement on Form S-1

File No. 333-220623

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Merchants Bancorp that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-220623) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on October 25, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between October 16, 2017 and the date hereof approximately the following distribution of the preliminary prospectus:

1,762 copies to institutions, prospective underwriters and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
STEPHENS INC.
as Representatives of the underwriters

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
	Name:	Jennifer Docherty
	Title:	Authorized Signatory

By:	Stephens Inc.

By:	/s/ Jeffrey D. Jones
	Name:	Jeffrey D. Jones
	Title:	Managing Director